SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           APPLICATION OR DECLARATION

                                       on

                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

MOBILE ENERGY SERVICES COMPANY, L.L.C.     MOBILE ENERGY SERVICES HOLDINGS, INC.
    900 Ashwood Parkway, Suite 500             900 Ashwood Parkway, Suite 500
        Atlanta, Georgia 30338                     Atlanta, Georgia 30338


                (Name of top registered holding company parent of
                          each applicant or declarant)

                              The Southern Company
                            Tommy Chisholm, Secretary
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

            W.L. Westbrook                     Marce Fuller, President
       Financial Vice President                 Southern Energy, Inc.
         The Southern Company               900 Ashwood Parkway, Suite 500
      270 Peachtree Street, N.W.                Atlanta, Georgia 30338
        Atlanta, Georgia 30303

           John D. McLanahan                       Mark F. Sundback
        Robert P. Edwards, Jr.                  Andrews & Kurth L.L.P.
         Troutman Sanders LLP         1701 Pennsylvania Avenue, N.W., Suite 300
600 Peachtree Street, N.E., Suite 5200          Washington, D.C. 20006
      Atlanta, Georgia 30308-2216

Item 1.

         Mobile Energy Services Company, L.L.C. ("Mobile Energy"), Mobile Energy Service Holdings, Inc. ("Holdings"), both of 900 Ashwood Parkway, Suite 500, Atlanta, Georgia 30338 (collectively "Debtors"), and the Southern Company ("Southern"), 270 Peachtree Street, N.W., Atlanta, Georgia 30303, a holding company registered pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act") (the three of which are the "Applicants") file this application and declaration in order for Applicants to obtain that authorization necessary under the Act to perform those acts and consummate such transactions contemplated as part of the solicitation and approval process and implementation of a proposed Joint Plan of Reorganization ("Plan"). Specific provisions of the Act and facts involving the Applicants are discussed in Item 3, Part B., infra. The Plan will be subject to comment by interested parties, including creditors, in the course of review by the United States Bankruptcy Court for the Southern District of Alabama (the "Bankruptcy Court"). The Plan and the Disclosure Statement filed with the Bankruptcy Court are attached as Exhibits hereto.

         The purposes of the transactions described herein are to (1) permit Mobile Energy and Holdings to reorganize and emerge from bankruptcy; (2) maximize the recovery of Mobile Energy's bondholders on their capital investment; (3) eliminate the direct and indirect equity ownership of Southern in Mobile Energy and Holdings; and (4) allow Mobile Energy to operate a qualifying facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA") after the effective date of the Plan, which will cause Mobile Energy and Holdings to no longer be subject to the Public Utility Holding Company Act of 1935 as amended (the "Act").

         The proponents of the Plan include a Bondholder Steering Committee which represents more than 70% of the current outstanding bondholders of the


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

Debtors. The Bondholder Steering Committee includes First Union as the indenture trustees for each of the two bond issuances as an ex officio member. The indenture trustees represent all of the bondholders.

         Upon implementation of the Plan, the ownership interests of Southern and its affiliates in the Debtors will terminate. The effect of Southern's disaffiliation in the Debtors is beneficial to Southern because Southern has written off its investment in the Debtors and it removes a drain on Southern's management's time and attention. Southern and its affiliates will have substantially reduced obligations going forward with respect to Mobile Energy and Holdings.

         Southern Energy Resources, Inc. ("Southern Energy Resources") will continue to operate Mobile Energy's facilities through March 31, 2001, at the latest. Southern guaranteed certain of Mobile Energy's obligations to its existing customers in 1995, and such guarantees will remain in place but Mobile Energy will indemnify Southern against any liability under those guarantees.

         Southern Energy, Inc. ("SEI") will assign certain contract rights and obligations to Mobile Energy related to a combustion turbine being manufactured for it by General Electric Company ("GE") and under a long term services agreement related to that turbine with General Electric International Inc. ("GEII"). SEI will remain liable if Mobile Energy does not meet those obligations, and Mobile Energy will indemnify SEI against any such costs.

         Petitioners request authorization necessary for solicitation regarding the Plan pursuant to Sections 11(g) and 11(f) of the Act, and authorization necessary under Section 12(e) to solicit consents and approvals necessary from the holders of securities of Mobile Energy and Holdings, along with such other ancillary and related authorizations as are necessary to implement the Plan, as more fully described below in Item 3. Implementing the Plan will not have a negative or positive material impact on the balance sheet of any entity in the Southern Company system as of the effective date of the Plan. Solicitation of consent to and approval of the Plan, issuance of new securities as described


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

below, the distribution of the No. 8 Recovery Boiler and the extinguishment of Southern's equity ownership interests in Holdings are herein referred to as the Proposed Transaction.

A.       Overview

1.       Timing of the Transactions Under the Plan Is Critical

         Successful implementation of the Plan depends on the various transactions that are part of the Plan being implemented by January 2001. The settlement with Kimberly Clark Tissue Company ("KCTC") described below in Item 1, Part A. 3. a. requires that the Plan be confirmed by the Bankruptcy Court by December 31, 2000, and that the Plan become effective by January 31, 2001. In addition, it is critically important that Mobile Energy be in a position to purchase the combustion turbine that SEI has under contract with GE by April 2001. That in turn requires new financing for that project to be in place prior to April 2001. Documentation to obtain such financing, given the nature of the circumstances, will require significant amounts of time, which in turn necessitates implementation of the Plan in early 2001. Also, the financial viability of the proposed transaction with Jubilee Pulp, Inc. ("Jubilee Pulp"), described below in Item 1, Part A. 3. c., will be adversely affected unless Jubilee Pulp can begin development of the new pulp mill in early 2001. Finally, Mobile Energy and Holdings cannot continue to operate as Chapter 11 Debtors indefinitely. Their resources are limited and the current financial projections indicate that, absent approval and implementation of the Plan by the end of January 2001, the Debtors' cash flow position will be precarious beginning in February 2001.1 Approval of the instant Application and Declaration by December

_______________________

1 The projections attached to the Disclosure Statement contain certain assumptions. Three such assumptions are: (1) that operating expenses will decrease substantially commencing January 2001 due to the replacement of the current operator; (2) that the cogeneration financing facility required for the Cogen Project will close by the end of March 2001 in order to enable the Debtors to pay for the $28 million cost of the combustion turbine; and (3) that the contractor for the ongoing construction of the Cogen Project will continue to work without requiring collateral or security through the end of January 2001. If the effective date of the Plan does not occur by the end of January 2001, then the Debtors' Disclosure Statement projections (adjusted to reflect all professional fees during the period Debtors remain in bankruptcy) indicate that they will have working capital of approximately $8 million at the end of February 2001. This liquidity drops to approximately $2 million by the end of March 2001 (when the Cogen Project financing is assumed to close as debtor-in-possession financing if the plan is not confirmed). See Exhibit J hereto (cash flow scenario). This represents an initial "safety factor" of less than two months' working capital based on actual 2000 operating results and approximately two months' working capital if the anticipated operating cost reductions (which have not yet occurred) materialize as anticipated. Moreover, if the Cogen Project contractor demands security for work performed after January 2001 and prior to closing of the financing, then the debtors' cash position will be further adversely affected. Of course, if there is any other material adverse difference between projected and actual costs or revenues, then the Debtors' cash position would be worse.



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

6, 2000 will provide the participants with an opportunity to accomplish the foregoing goals within these constraints. Without the Plan bondholders will not enjoy the level of recoveries reflected in the Plan, which is substantially more favorable to the bondholders than the circumstances they will confront if the Plan cannot be implemented.

2.       Background And History

a.       Identification of Entities

         The Southern Company is a registered holding company, and owns 100% of the voting common equity of Holdings. The executive offices of Holdings are located at 900 Ashwood Parkway, Suite 450, Atlanta, Georgia 30338-4780. Holdings was formed to acquire the energy facilities and black liquor recovery processing equipment2 situated inside an industrial complex located in Mobile, Alabama and commenced operations on December 16, 1994. Mobile Energy is a wholly owned limited liability company subsidiary of Holdings to which Holdings transferred all of its assets other than its equity interest in Mobile Energy in July 1995. Holdings presently has no other business.

______________________________
2 Black liquor is a liquid by-product of the pulping process that contains chemicals. Black liquor can be processed to serve as fuel used to generate steam and electricity.


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

b.       History

i.       Through The Creation of Mobile Energy

         The facilities at issue are located inside a large pulp, paper and tissue manufacturing complex in Mobile, Alabama (the "industrial complex"). Some of the facilities now owned by Mobile Energy were originally constructed by the Scott Paper Company in the early 1960s; additional generation capacity was added in the mid-1980s; and a new recovery boiler was added in 1994. Some of the facilities (e.g., recovery boiler capacity) were financed with Industrial Revenue Bonds ("IRB") issued by the Industrial Development Board ("IDB") of the City of Mobile, Alabama, and leased to Scott Paper. In 1985, the Federal Energy Regulatory Commission determined that then-existing Energy Complex facilities constituted a qualifying cogeneration facility under PURPA.3

         In 1993, Scott announced that it was interested in redeploying the significant capital invested in the energy infrastructure of its enormous mill operations in the industrial complex. To achieve that goal, Scott offered to sell the energy facilities, black liquor recovery equipment, and related assets, permits, and agreements (the "Energy Complex"). Negotiations resulted in a proposal to sell all right, title and interest of Scott in the Energy Complex to Holdings. On December 13, 1994, the Commission authorized Southern to organize Holdings as a new subsidiary and acquire all of its common stock. That new entity would then enter into an asset purchase agreement with Scott for the Energy Complex. Upon the acquisition of the Energy Complex, the new entity became an "electric utility company" within the meaning of Section 2(a)(3) of

______________________________


3        Scott Paper Co., 32 FERC (CCH)P. 62,175 (1985).



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

the Act.4 Holdings entered into three separate 25 year energy services agreements with the owners of each of the pulp, paper and tissue mills within the industrial complex, pursuant to which Holdings would provide power and steam processing services to each of those mills and liquor processing services to the pulp mill. The December 13, 1994 Commission order also recognized that under the terms of the acquisition documents, Holdings and Scott agreed to indemnify each other with respect to environmental claims relating to the Energy Complex and each of the three mills to the extent such claims arose after closing of Holdings' acquisition of the Energy Complex. Southern proposed to guarantee uninsured claims against the new entity under the terms of the environmental indemnity agreements in an aggregate amount not to exceed $15 million, as escalated by a measure of inflation.5

         On July 13, 1995, the Commission issued further authorizations relevant to Mobile Energy and Holdings. Particularly, the Commission authorized Southern and Holdings to organize Mobile Energy as a limited liability company subsidiary of Holdings. The Commission also authorized Holdings to transfer ownership of the Energy Complex and related assets to Mobile Energy, which would assume all liabilities and obligations of Holdings relating to the Energy Complex.6 The Commission also authorized issuance by Mobile Energy of First Mortgage Bonds in one or more series on or before December 31, 1995 with final maturities of from 10 to 22 years from financial closing and a weighted average life from 12 to 15

_______________________

4        SEC Release No. 35-26185 (Dec. 13, 1994).

5        Id.

6        SEC Release No. 35-26330.

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

years. The Commission's July 13, 1995 Order also discussed the tax-exempt bonds and other sources of capital.7

         Mobile Energy was formed as a limited liability company in the State of Alabama on July 13, 1995. Mobile Energy acquired ownership from Holdings of the Energy Complex on July 14, 1995.

ii.      Ownership Structure Upon The Creation of Mobile Energy

         At the time of Mobile Energy's formation, Southern Energy Resources became the holder of 1% of the equity interests in Mobile Energy, which 1% interest it now is in the process of transferring to Holdings. All of the voting common stock of Southern Energy Resources at this time is held by SEI, which in turn is 80.2% owned by Southern.8 Mobile Energy owns and operates the Energy Complex. Mobile Energy provides power and steam processing services to the mills located in the complex and processed certain chemicals that were the byproduct of the pulp mill, until the pulp mill ceased producing pulp in September 1999. Mobile Energy's facilities are operated by Southern Energy Resources pursuant to the Facility Operations and Maintenance Agreement between Mobile Energy and Southern Energy Resources dated as of December 12, 1994 (the "Mobile Energy Operating Agreement"). As stated above, the Plan contemplates that the Mobile Energy Operating Agreement will be terminated no later than March 31, 2001.

iii.     Events Precipitating The Bankruptcy Filings

_______________________________________

7        Id.

8 An initial public offering of approximately 19.8% of SEI's common stock was made in September 2000. Southern and SEI have filed for authorization for Southern to distribute during 2001 the remaining voting securities held by Southern in SEI to Southern Shareholders. See Form U-1 filed by Southern, Southern Energy Resources and SEI dated July 27, 2000.

         The mill facilities in the Mobile industrial complex were vast, covering more than 700 acres, representing Scott's second largest production facility in the world measured by tonnage. As noted above, the Energy Complex was constructed specifically to serve the Scott mill operations. Scott in late 1995 was merged into a subsidiary of Kimberly Clark Corporation, and the resulting entity was renamed Kimberly Clark Tissue Company ("KCTC"). As a consequence of the merger, KCTC became Mobile Energy's largest customer, representing approximately 75% of Mobile Energy's revenues in 1998. Of that amount, KCTC's pulp mill accounted for approximately 50% of Mobile Energy's revenues. The pulp mill also provided 85% of the fuel used by the Energy Complex in the form of biomass and black liquor. However, in 1998 KCTC notified Mobile Energy that KCTC would close its pulp mill and terminate its contract to purchase energy services from Mobile Energy for the pulp mill effective September 1, 1999.

         In sum, closure of the pulp mill meant that the Debtors' revenues would be significantly reduced while unit costs of electricity produced in the Energy Complex would be increased. Obviously, the pulp mill closure meant that Mobile Energy's largest purchaser would cease buying energy services and Mobile Energy would lose the related revenue. Further, closure of the Pulp Mill also altered the demand for steam relative to the demand imposed on the Energy Complex for electricity, with the result that Mobile Energy's cost of electric power generation was increased. Closure of the KCTC pulp mill meant that the by-products of pulping operations which had served as a plentiful and inexpensive source of fuel for the Energy Complex (i.e., biomass and black liquor) would no longer be available.

         On December 7, 1998, KCTC served on Mobile Energy a Notice of Arbitration (the "Arbitration") concerning matters related to KCTC's announced intention to cease pulping operations at the Pulp Mill and to institute a "Pulp Mill Closure," within the meaning of the Master Operating Agreement, which

Debtors disputed. In response, on December 15, 1998, the Debtors brought an action in Alabama State court to enjoin the Arbitration. After a hearing on January 8, 1999, a temporary restraining order against the Arbitration was issued to stop it from going forward until January 15, 1999.

iv.      The Bankruptcy and Its Aftermath

         These consequences from the anticipated loss of the KCTC pulp mill contract and operations triggered the filing by Mobile Energy and Holdings of cases under Chapter 11 of the United States Bankruptcy Code on January 14, 1999. Both entities filed as debtors in possession continuing their operations; as a result, no trustee or receiver has been appointed by the Bankruptcy Court. With the filing of the Chapter 11 cases, the Arbitration and the Debtors' December 15, 1998 action to enjoin the Arbitration were automatically stayed. On the Petition Date, the Debtors commenced an adversary proceeding against KCTC in the Bankruptcy Court seeking money damages and/or rescission of Mobile Energy's contracts with KCTC.

         The Bankruptcy Court ultimately ordered that the issue of whether KCTC had effected a "Pulp Mill Closure" (as defined in the Master Operating Agreement) under the contracts between KCTC and Mobile Energy be arbitrated, and a hearing was held before the arbitrator in July 1999. In August 1999, the parties requested the arbitrator to postpone the announcement of a decision pending the outcome of settlement discussions between Mobile Energy and KCTC. Those negotiations culminated in the KCTC Settlement Agreement and in the filing with the Bankruptcy Court of the Motion to Compromise Controversy Involving KCTC on December 31, 1999, described in Item 1, Part A. 3.a., below.

         Building upon the progress represented by the KCTC Settlement Agreement, the participants, including the Debtors, the Bondholder Steering Committee, KCTC and Southern Energy, Inc. subsequently negotiated the Plan. The


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

Plan contemplates resumption, on a reduced scale, of pulp mill operations under different ownership (thereby increasing revenues Debtors may receive and providing an important source of fuel for Mobile Energy's facilities), a more efficient use of resources (e.g., a recovery boiler) within the Energy complex (enhancing the cash stream accessible by Debtors), the possible expansion of electric generating capacity by purchasing a combustion turbine and developing a 165 megawatt facility (the "Cogen Project")9 (requiring additional investment but also offering the potential of significantly increased cash flows), and a revised agreement to provide energy services to the tissue mill within the industrial complex.

3.       Key Elements of the Plan

         The Plan proponents believe that the transactions proposed in the Plan will provide the best chance to maximize recoveries to creditors under the very difficult circumstances that existed after the pulp mill was shut down. The transactions proposed in the Plan consist of the KCTC Settlement Agreement (described in Item 1, Part A. 3. a. below) and the transactions contemplated therein, the development of the Cogen Project, and the development of a new pulp mill capable of producing approximately 800 short tons of pulp per day.

a.       KCTC Settlement Agreement

         The settlement agreement between the Debtors and KCTC (the "KCTC Settlement Agreement") encompasses certain transactions, some of which occurred soon after the Bankruptcy Court approved the settlement, and other transactions that will occur later if certain conditions are met. Particularly, on February 8, 2000, Mobile Energy and KCTC executed (i) the New Tissue Mill ESA, which provides for electricity and steam processing services to be supplied by Mobile

________________________
9 Cogen Project will be owned either by Mobile Energy or an affiliate thereof that will be an exempt wholesale generator for purposes of the Act.

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

Energy to KCTC's tissue mill at market prices; and (ii) an Option Agreement for Mobile Energy or its assignee to purchase certain of KCTC's pulp mill and related assets to be used for a new 800 short ton per day pulp mill. On the closing date, if certain conditions are met, KCTC will pay Mobile Energy approximately $30.12 million and KCTC will transfer certain properties to Mobile Energy generally described as follows:

         o        real property for the Cogen Project;

         o        real property to accommodate a new transmission substation;

         o        real property for a new warehouse;

         o facilities and related real property to receive, unload, handle, store, and deliver biomass to Mobile Energy; and

         o certain other easements, licenses, leasehold interests, rights of way, or other conveyances of interests reasonably necessary to implement the transactions contemplated by the Plan.

Mobile Energy will transfer certain other properties to KCTC generally described as follows:

         o        Mobile Energy's existing warehouse;

         o Mobile Energy's No. 6 Power Boiler, including certain ancillary equipment (the original investment in which was $8,385,673, and which has been partially amortized in the interim with a resulting expected net book value of $6,351,966 as of December 31, 2000); and

         o Either a security interest in an undivided ownership interest in or an undivided ownership interest in certain electrical facilities used to deliver power within the industrial complex (the net book value of which as of December 31, 2000 is


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

                  expected to be approximately $9 million, and MESC's original cost of which was $13,149,625.).

         KCTC and Mobile Energy will also enter into an agreement which will set out the respective rights and obligations of Mobile Energy and KCTC to operate and maintain the No. 6 Power Boiler and related facilities. If the conditions set forth in the settlement agreement with KCTC are not met, then the transactions to be performed will not take place and any transactions previously performed will be unwound and the parties will be restored to the status quo ante as it existed on January 24, 2000. Two of those conditions are that the Plan be confirmed by December 31, 2000 and that the Plan be effective by January 31, 2001.

         As part of the settlement with KCTC a new contract to provide electric power and steam processing services, the "New Tissue Mill ESA," was entered into between KCTC and Mobile Energy. The New Tissue Mill ESA changed the payment structure by which KCTC purchased steam and power from Mobile Energy effective as of February 8, 2000. KCTC is projected to pay approximately $1.5 million per month in gross revenues to Mobile Energy for services provided under the New Tissue Mill ESA. If all of the conditions to the KCTC Settlement Agreement are not met, including the Plan becoming effective by January 31, 2001, the parties will be returned to their respective positions existing prior to the approval of the KCTC Settlement Agreement. In such event, the parties will treat the New Tissue Mill ESA as never having been in existence.

b.                             Cogen Project

         The development of the Cogen Project will occur under the MESC Cogeneration Development Agreement dated as of February 9, 2000, between Mobile Energy, Holdings, SEI, and Southern Energy Resources, as amended by Amendment No. 1 dated August 11, 2000 ( the "Development Agreement"). The Development


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

Agreement is attached hereto as an Exhibit. Both the MESC Cogeneration Development Agreement and Amendment No. 1 were approved by the Bankruptcy Court following hearings. The Development Agreement provides, among other things, that: (1) Mobile Energy has an option to purchase from SEI a combustion turbine being manufactured for SEI by GE to be used to develop the Cogen Project at SEI's cost and pay SEI $2.9 million as an option fee; (2) SEI will assign its rights under a long term services agreement related to that turbine with General Electric International, Inc. to Mobile Energy; (3) Mobile Energy will terminate the Mobile Energy Operating Agreement no later than March 31, 2001; (4) Mobile Energy will pay one-half the actual cost of a retention and severance program implemented by Southern Energy Resources for its workers at Mobile Energy's facilities, up to a total of $2 million paid by Mobile Energy; (5) Southern, SEI, Southern Energy Resources, Mobile Energy, Holdings, the indenture trustee and the collateral agent will exchange releases of claims; (6) Southern, SEI, Southern Energy Resources, Mobile Energy and Holdings will provide certain indemnities to each other as described in more detail in Exhibit I; and (7) Southern, Southern Energy Resources and SEI will hold a first priority lien on the Debtors' assets and those of any affiliate set up to own the Cogen Project to secure performance of all obligations which may be owed to Southern, Southern Energy Resources and SEI under the Development Agreement.

         The Debtors will use the $30.12 million to be received from KCTC in part for the development of the Cogen Project. The balance of the cost of the Cogen Project will be funded through debt and/or equity financing in addition to the funds otherwise available to the Debtors. That financing must be completed prior to April 2001 to enable Mobile Energy to purchase the combustion turbine from SEI, which purchase is dependent on Mobile Energy's reimbursing SEI for the $28 million cost of the combustion turbine. Arranging that financing in turn


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

depends on having the Plan become effective in early 2001, because negotiating and memorializing the financing instruments against this factual backdrop will involve significant amounts of time.

         The combustion turbine generator that is the subject of the Development Agreement presently is being manufactured by GE. Its delivery to the Mobile facility is not anticipated until approximately April 1, 2001, at which point if the Plan is approved and effective, equity ownership interests of Southern in Holdings will have been extinguished.

c.       The New Pulp Mill

         The Plan contemplates that a new 800 short ton per day pulp mill will be developed at the Mobile facility under a term sheet agreed to by Jubilee Pulp, Inc. ("Jubilee Pulp") and Mobile Energy (the "Term Sheet"). The transactions necessary to develop the new pulp mill include (a) consummation of the Settlement agreement with KCTC; (b) consummation of certain agreements with the Debtors to effect the distribution of the No. 8 Recovery Boiler by Mobile Energy to Holdings and its contribution by Holdings to a new limited liability company; and (c) new energy services agreements between Mobile Energy and the developer of the New Pulp Mill.

         Pursuant to the settlement with KCTC, KCTC granted Mobile Energy a transferable option to acquire certain assets from KCTC that could be used to develop the new pulp mill. Mobile Energy has agreed to assign this option to Jubilee Pulp, or another successful bidder, and Jubilee Pulp (if it is the successful bidder) has agreed to develop the new pulp mill. Jubilee Pulp is required to assume certain obligations of KCTC as the current pulp mill owner under various existing agreements in order to have the right to operate the new pulp mill.

         The No. 8 Recovery Boiler will be distributed by Mobile Energy to Holdings and then contributed by Holdings to a new limited liability company (the "Pulpco LLC"), whose members will be Holdings and Jubilee Pulp. Jubilee


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

Pulp will own 98% of the member interests and Holdings will own 2% of the member interests. Holdings will own 100% of preferred interests to be issued by the Pulpco LLC (the "Participating Preferred Units"). Jubilee Pulp will execute a twenty (20) year lease agreement (the "Boiler Lease") with respect to the recovery boiler with the Pulpco LLC. The present value of the expected lease payments is $47.5 million. The stream of lease payments from the Boiler Lease will be used to pay Holdings the preferred returns on its Participating Preferred Units by providing for the redemption (in equal monthly installments) of the Participating Preferred Units and to reimburse Pulpco LLC for, if not assumed by Jubilee Pulp, certain service contract obligations related to the recovery boiler. The original cost to Mobile Energy of the recovery boiler was $113,852,824, which has been amortized in part over the intervening years, and the net book value as of December 31, 2000 is expected to be approximately $86,241,000.

         Jubilee Pulp and Mobile Energy also will execute the New Pulp Mill ESA under which Mobile Energy will provide electric power processing services, steam processing services and steam conditioning services to Jubilee Pulp. The New Pulp Mill ESA will result in additional revenue to the Debtors of between $1.5 million and $4.5 million annually, depending on Jubilee Pulp's ability to avoid installation of a pulp dryer at the site and Jubilee Pulp's ability to sell pulp to the paper mill or the tissue mill.

4.       Treatment of Claims Under the Plan

a.       Unsecured Creditors; Others

         Under the Plan, the claims of the general unsecured creditors and the claims of all other creditors, except Southern and its affiliates and the bondholders, will be paid in full.

b.       First Mortgage Bonds

         The first mortgage bonds were issued by Mobile Energy on August 1, 1995, in the original principal amount of $255,210,000 due January 1, 2017 and bearing annual interest at 8.665%. All of Mobile Energy's obligations under the


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

first mortgage bonds are secured by liens and security interests against Mobile Energy's assets and are unconditionally guaranteed by Holdings.

         Under the Plan, the first mortgage bonds will be exchanged for new taxable bonds in an aggregate principal amount of $51,535,000 and bearing interest at the rate of 10% per annum. Interest on the new taxable bonds will be paid quarterly on March 1, June 1, September 1, and December 1 of each year. Principal payments on the new taxable bonds will commence on March 1, 2007, and will be paid quarterly thereafter on June 1, September 1, December 1 and March 1 with a final payment in full on December 1, 2021, pursuant to an amortization schedule to be attached to the new taxable bonds.

         In addition, 7,259,400 shares of new common stock of Holdings will be distributed to the holders of the first mortgage bonds. Each share of new common stock will be entitled to one vote per share. Certain holders of the first mortgage bonds will be entitled to registration rights.

c.       Tax-Exempt Bonds

         In December, 1983, the IDB issued tax-exempt bonds (the "1983 Tax-Exempt Bonds") to finance the construction of the Number 7 Power Boiler and certain auxiliary systems (the "Solid Waste Disposal Facilities") which are "solid waste disposal facilities" as such term is defined in the Internal Revenue Code and the regulations promulgated thereunder. In December, 1984, the IDB issued tax-exempt bonds (the "1984 Tax-Exempt Bonds") to refund the 1983 Tax-Exempt Bonds.

         Refunding of the 1984 Tax Exempt Bonds occurred in 1995 by means of tax-exempt bonds in the original principal amount of $85,000,000 scheduled to mature January 1, 2020. Concurrently with the issuance of the tax-exempt bonds, Mobile Energy entered into an Amended and Restated Lease and Agreement with respect to the Solid Waste Disposal Facilities, and its obligations thereunder are secured by liens and security interests against Mobile Energy's assets and are unconditionally guaranteed by Holdings.

         Under the Plan, the tax-exempt bonds will be exchanged for new tax-exempt bonds in an aggregate principal amount of $20,035,000 (subject to increase of up to an additional $2,003,500 aggregate principal amount of new tax-exempt bonds if each holder of allowed tax-exempt bondholder receives additional new tax-exempt bonds rather than common stock of Holdings as described below) and bear interest at the rate of 8% per annum. Interest on the new tax-exempt bonds will be paid quarterly on March 1, June 1, September 1, and December 1 of each year. Principal payments on the new tax-exempt bonds will commence on March 1, 2007, and will be paid quarterly thereafter on June 1, September 1, December 1 and March 1 with a final payment in full on December 1, 2021, pursuant to an amortization schedule to be attached to the new tax-exempt bonds.

         In addition, up to an aggregate of 2,740,600 shares of new common stock will be issued to the tax-exempt bondholders (based on the number of tax-exempt bondholders that elect to receive new common stock). Each share of new common stock will be entitled to one vote per share. Certain holders will be entitled to registration rights. Each of the tax-exempt bondholders may elect in lieu of receiving any common stock in Holdings to receive additional new tax-exempt bonds equal to 10% of the new bonds to be received by such holder from the $20,035,000 principal amount of new tax-exempt bonds to be distributed to all such holders. The capitalization structure is discussed in detail in Item 3, Part B, infra.

d.       Southern's and its Affiliates' Claims

         Southern and its affiliates shall receive the treatment provided in the Development Agreement, in full satisfaction of their claims. The Development Agreement is attached hereto as an Exhibit. Generally, Southern's claims received one of two different types of treatment. Southern pre-petition claims are classified for prioritization purposes as Class 8. The estimated recovery of such claims is approximately 0.6%. Southern post-petition claims are assigned to Class 3. Class 3 claims shall receive 100% payment under the Plan.

e.       Post-Bankruptcy Ownership Structure

         The pre-petition shares of common stock issued by Holdings and held by Southern shall not receive any distributions under the Plan, and the shares shall be canceled and extinguished on the effective date of the Plan. As a consequence, Southern's pre-petition shares in Holdings would no longer have any claim to voting rights, dividends or in fact any rights with respect to Holdings. The entire equity interest in the reorganized Holdings will then be held by the existing bondholders. Holdings will continue to own 100% of the equity ownership of Mobile Energy.

f.       Post-Reorganization Capital Structure

         Mobile Energy's and Holding's capital structure will depend on the option elected by the tax-exempt bondholders as described in subsection (c) above. Set forth below is a chart that illustrates the resulting capital structures showing (in the second column) the result where all of the tax-exempt bondholders elect to receive new tax-exempt bonds, (in the third column) the result where 50% of the exempt bondholders elect to receive new tax-exempt bonds, and (in the fourth column) the result where all of the tax-exempt bondholders instead elect to receive shares of the new common stock. The actual capital structure will fall between those two alternatives if only some of the tax-exempt bondholders ultimately receive shares of the new common stock of Holdings.


  -------------------------------- ------------------------------ ------------------------------ ------------------------------
                                                                  50% of Holders of Tax-Exempt
                                   100% of the Holders of         Bonds Receive Additional       100% of the Holders of
                                   Tax-Exempt Bonds Receive       Tax-Exempt Bonds and 50% of    Tax-Exempt Bonds receive New
                                   Additional Tax-Exempt Bonds    the Holders of Tax-Exempt      Common Stock In Lieu of
                                   In Lieu of New Common Stock    Bonds receive New Common       Additional Tax-Exempt Bonds
                                                                  Stock

  -------------------------------- ------------------------------ ------------------------------ ------------------------------
  New Taxable Bonds                $51,535,000 principal amount   $51,535,000 principal amount   $51,535,000 principal amount
  -------------------------------- ------------------------------ ------------------------------ ------------------------------
  -------------------------------- ------------------------------ ------------------------------ ------------------------------
  New Tax-Exempt Bonds             $22,038,500 principal amount   $21,036,750 principal amount   $20,035,000 principal amount
  -------------------------------- ------------------------------ ------------------------------ ------------------------------
  -------------------------------- ------------------------------ ------------------------------ ------------------------------
  Holdings Equity Securities       7,259,400 shares (100% of      7,259,400 shares (84.121% of   7,259,400 shares (72.594% of
  Issued To Taxable Holders        issued New Common Stock)       issued New Common Stock)       issued New Common Stock)
  -------------------------------- ------------------------------ ------------------------------ ------------------------------
  -------------------------------- ------------------------------ ------------------------------ ------------------------------
  Holdings Equity Securities       0 shares (0% of issued New     1,370,300 shares (15.879% of   2,740,600 shares (27.406% of
  Issued To Tax-Exempt Holders     Common Stock)                  issued New Common Stock)       issued New Common Stock)

  -------------------------------- ------------------------------ ------------------------------ ------------------------------

5.       The Bondholder Steering Committee Is a Proponent of the Plan

         The Bondholder Steering Committee is a Proponent of the Plan. The Bondholder Steering Committee is currently composed of CS First Boston, Miller Anderson & Sherrerd, LLP and Pan American Life Insurance Company (each of which holds first mortgage bonds); Franklin Advisors, Inc. and Van Kampen Interest and Advisory Corp. (each of which holds tax-exempt bonds); and First Union National Bank (ex officio), as trustee for the first mortgage bonds and trustee for the tax-exempt bonds. The bondholder members of the Bondholder Steering Committee hold more than 70% of the face amount of each of the bond issues.

B.       Bankruptcy Court Approval Process

         The Plan was initially filed with the Bankruptcy Court on August 4, 2000. The disclosure statement and the amended Plan were filed with the Bankruptcy Court on September 15, 2000. Under Section 1125 of the Bankruptcy Code, the Debtors may not solicit votes for acceptances of the Plan until the Bankruptcy Court approves a disclosure statement that contains information of a kind, and in sufficient detail, adequate to enable creditors to make an informed judgment whether to vote for acceptance or rejection of the Plan. A hearing is scheduled with the Bankruptcy Court for October 19, 2000, to determine whether the disclosure statement filed on September 15, 2000, meets the requirements of
Section 1125. Notice of the October 19, 2000, hearing has been provided in accordance with the Bankruptcy Code and the applicable Federal Rules of Bankruptcy Procedure.

         Upon receipt of requisite approval of the disclosure statement, the Debtors will solicit votes for acceptances of the Plan. The solicitation process is expected to take approximately six weeks. After the votes are cast, a confirmation hearing will be scheduled and notice of the hearing will be provided to creditors and parties-in-interest. Creditors and parties-in-interest will have an opportunity to object to the confirmation of the Plan at the confirmation hearing. At the confirmation hearing, the Bankruptcy Court must determine whether the confirmation of the Plan meets the requirements of Section 1129 of the Bankruptcy Code. Only if the Bankruptcy Court determines that the Plan meets the requirements of Section 1129, may the Bankruptcy Court confirm the Plan.

Item 2.           Fees, Commissions and Expenses

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by Mobile Energy and Holdings are not expected to exceed $150,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Debtors.

         There are set forth below the estimated fees and expenses expected to be incurred by Debtors in connection with the entire Bankruptcy Proceeding, including the preparation of the Plans of Reorganization and this Application-Declaration and related transactional documents.

 Services of Cabaniss, Johnston, Gardner, et al., counsel
     to Debtors......................................................$350,000.00

 Services of Andrews & Kurth L.L.P., special counsel
     to Debtors....................................................$6,300,000.00

 Services of Price Waterhouse Coopers................................$750,000.00

 Services of FORCAP  International Inc.............................$1,900,000.00

 Miscellaneous, including filing and recording fees,
     postage, travel, telephone and other incidental expenses..........$9,000.00

 Total.............................................................$9,309,000.00

         Further, Debtors will file a modification to the First Amended Joint Plan of Reorganization deleting Section 14.05 ("Releases") thereof prior to the hearing on the confirmation of the Plan.

Item 3.           Applicable Statutory Provisions
A.       Summary

         Petitioners seek that authorization necessary under the Act to disseminate the Plan, including the Commission's report approving the Mobile Energy Plan and Disclosure Statement under Section 11(g) and the rules promulgated thereunder, and any related or ancillary authorizations that may be necessary.

         Petitioners, therefore, request that authorization under the Act necessary to the extent applicable to:

         (1) Obtain approval of the Plan;

         (2) Distribute and contribute the now-idle recovery boiler to Pulpco L.L.C. (thereby providing creditors with potential cash streams from a resource that, at present, provides no income) and transfer the No. 6 power boiler and ownership interest in facilities within the industrial complex for the delivery of electric power to KCTC;

         (3) Observe and perform (if necessary), the indemnities identified in the Plan, as described above, for the reasons described in Item 3, Part B. 3, infra;

         (4) Extinguish and void the Southern Company's equity ownership interests in Holdings;

         (5) Take such other action necessary to consummate the Plan; and

         (6) Issuance of a Commission report under Section 11(g) of the Act. Petitioners request that the Commission waive the filing of a separate Form U-R-1, if otherwise applicable, since all the requisite information will be included in the Disclosure Statement and the Plan filed as exhibits hereto.

B.       Item-Specific Analysis

1.       Approval of the Plan- Sections 11(g), 11(f), 12(e), 12(f), 6(a), and 7.

         Approval of the Plan will be solicited in conjunction with the Bankruptcy Court proceedings. Interested parties will have an opportunity to comment, and make their positions known to the Bankruptcy Court prior to that Court's final approval of the Plan (see Section 11(g) of the Act).

         Further, the solicitation will involve the securities of a subsidiary company within the meaning of the Act (see Item 1, Part B, supra). While Applicants are not aware of any rules, regulations or orders under Section 12(e) of the Act which would be contravened by the proposed transaction, nonetheless, Applicants seek authorization under Section 12(e) as necessary. Similarly, Applicants are not aware of any rules, regulations, or orders under Section 12(f) of the Act regarding negotiations or transactions contravened by the course of negotiations between creditors, the Debtors and customers of Debtors in conjunction with the Plan (see supra, Item 1, Part A. 2. b. iv. and Item 1, Part A. 3. b. (involving the Cogen Project)) but nonetheless seek authorization under Section 12(f) as necessary. Applicants seek authorization under Section 7 of the Act necessary to issue such securities.

         Further, the rights of, priorities, voting power and preferences of holders of outstanding securities of Holdings will be altered under the Plan - - particularly, Southern's common equity interests in Holdings will be extinguished (see Item 1, Part A. 4.e), and new equity interests in reorganized Holdings and bonds of the reorganized Mobile Energy (or IDB bonds supported by lease obligations of Mobile Energy) will be issued to bondholders.

         Particularly, there will be three new classes of securities to be issued. First, new taxable bonds in an aggregate principal amount of $51,535,000 will be issued by reorganized Mobile Energy in exchange for Mobile Energy's first mortgage bonds authorized by the Commission's July 13, 1995 order (Item 1, Part A. 4. b., second paragraph).

         Second, new tax-exempt bonds will be exchanged for the existing tax-exempt bonds. The new tax-exempt bonds will be issued in an aggregate maximum principal amount not to exceed $22,038,500 if the tax-exempt bondholders do not receive any shares of the new common equity in reorganized Holdings. On the other hand, if the tax-exempt bondholders receive their maximum entitlement to new common equity (as described below), the aggregate principal amount of the new tax-exempt bonds issued to them could be decreased to a minimum of $20,035,000 in recognition of their receipt of the equity interests in Holdings (Item I, Part A. 4. c., third and fourth paragraphs).

         Third, 7,259,400 shares of new common equity interests in Holdings will be issued to the holders of the former first mortgage bonds (see Item 1, Part A.
4. b., last paragraph). Depending upon the level of additional new tax-exempt debt acquired by the tax-exempt bondholders above the base amount of $20,035,000, the common shares issued to the holders of the former first mortgage bonds could represent as much as 100%, and as low as approximately 72.6%, of the equity ownership of reorganized Holdings.

         Tax-exempt bondholders can receive up to 2,740,600 shares (i.e., the balance of the equity capitalization in reorganized Holdings after accounting for the first mortgage bondholders' share) of new common stock in reorganized Holdings (see Item 1, Part A. 4. c., last paragraph). Of course, some or all of the tax-exempt bondholders also could determine not to receive equity, in which case the former first mortgage bondholders will hold in excess of 72.6% of the new common equity of reorganized Holdings.

         Section 7(d) of the Act requires the Commission, in reviewing the issuance of new securities, to consider whether the new security is reasonably adopted to the security structure of the company issuing the security and other companies in the registered holding company system. Of course, once the Plan has been approved, Holdings will no longer be a member of a registered holding company system. Moreover, the issuance of the new securities is reasonably adopted to the security structure of reorganized Holdings. The new securities and other steps contemplated by the Plan reduce the burden of debt service on Debtors.

         2. Treatment of the idled recovery boiler and ownership interests in facilities for delivery of electric power (Section 12(d)).

         The Plan contemplates that the No. 8 Recovery Boiler will be distributed to Holdings and then contributed by Holdings to a new entity, Pulpco L.L.C., as a step towards generating additional cash streams for reorganized Mobile Energy. At present, the No. 8 Recovery Boiler is an idle piece of machinery. As an integral part of the effort to restart pulping operations within the industrial complex (thereby securing a renewed supply of low cost fuel in the form of biomass and black liquor, decreasing unit costs of generating electricity and increasing revenues from the sales of electricity and steam processing services), the distribution of the recovery boiler is an important element of the Plan (see Item 1, Part A. 3. c., third and fourth paragraphs). The transfer of the recovery boiler will not occur until after the date on which Southern's ownership interest in Holdings has terminated.

         As noted above, at present the recovery boiler is not being used to generate steam, and it will continue to be idle for a period of months following its transfer. Subsequent to its transfer and the Effective Date of the Plan (when Southern will no longer hold an equity interest in reorganized Holdings), pulp mill operations will resume, black liquor will become available, and the recovery boiler can resume a role in processing black liquor and producing steam. Additionally, it is contemplated that Mobile Energy will transfer to KCTC the No. 6 Power Boiler and a security interest in an undivided ownership interest, or an undivided ownership interest, in electrical facilities used to deliver power within the industrial complex (Item 1, Part A. 3. a. (second set of bullet points)).

         Section 12(d) of the Act provides that it shall be unlawful for a registered holding company "to sell . . . any utility assets" in contravention of the Commission's rules, regulations and orders. Mobile Energy, the current holder of the foregoing property interests, is not a registered holding company. Applicants are not aware of Commission rules, regulations or orders contravened by the proposed transactions. Nonetheless, to the extent the foregoing three transactions are affected by Section 12, Applicants request authorization thereunder for the proposed treatment of such items.

3.       Indemnities described in the Plan-Sections 12(a) and (b) and Rule 45

         As part of the effort to develop the Cogen Project, Southern, SEI, SERI, Mobile Energy and Holdings exchanged indemnities (see Item 1, Part A. 3.
b. and Exhibit I hereto). These indemnities could create liability for Southern if Southern were to trigger a deconsolidation of Holdings from the Southern tax group prior to when such a deconsolidation will occur as a result of implementation of the Plan. In the Development Agreement, SEI and Southern Energy Resources have also indemnified Holdings and Mobile Energy for any costs they may incur arising out of their negligence or willful misconduct.

         Under the caption "Borrowing from other companies in the same system,"
Section 12(a) of the Act makes it unlawful for a registered holding company to "borrow, or receive any extension of credit or indemnity" from one of its subsidiary companies or a public utility company in the same holding company system. In like fashion, under the heading "Loans to other companies in the same system," Section 12(b) of the Act makes it unlawful for any registered holding company or subsidiary company thereof to, "lend or in any manner extend its credit to or indemnify" any company in the holding company system in contravention of Commission rules, regulations and orders. Applicants are not aware of Commission rules, regulations or orders issued under Section 12(b) of the Act that would be contravened by the Proposed Transaction.

         The reciprocal arrangements here at issue do not involve a proposal to "borrow, or receive any extension of credit or indemnity" within the meaning of the Act and are consistent with the standards of the Act, including Sections 12(f) of the Act. Section 12 of the Act undertakes to regulate extensions of credit among subsidiaries and their registered holding company systems. An indemnification agreement incidental to a lawful transaction between affiliates would be subject to such conditions as the Commission might prescribe in the public interest pursuant to Section 12(f) of the Act, but, Applicants respectfully submit, not Section 12(a). When a party contractually agrees to bear responsibility for a portion of a transaction, the resulting indemnification for claims does not constitute an extension of credit and therefore does not fall within the intended ambit of Section 12(a) of the Act.

         In this instance, Mobile Energy and Holdings have little in the way of credit to confer upon Southern. Such benefit as may exist in the relationship is not the enhancement of Southern's credit by association with Mobile Energy and Holdings, nor the "milking" of the assets of Mobile Energy and Holdings by Southern.

         None of the purposes of the Act would be served by construing the prohibition of extensions of credit by subsidiaries of a registered holding company in favor of the holding company to prohibit the transactions here at issue. Section 12(a) was imposed to prohibit "upstream loans" - - loans from an operating utility to its registered holding company. It was enacted to stop "the further milking of operating companies in the interest of controlling holding-company groups." 74th Congressional Commerce Interstate Commerce, Hearings on S. 1725 at 59 (April 26-29, 1935).

         With respect to the construction of Section 12(a), the Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Mississippi Valley Generating Co. v. United States, 175 F. Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, HCAR No. 12794 (1955). The legislative history of the Act indicates a concern with public utility subsidiaries and subsidiary public utility holding companies extending their credit to a holding company. Section 1(b) of the Act reflects this legislative history through its findings in subsections 1(b)(2) and 1(b)(3) of abusive transactions harmful to "subsidiary public-utility companies." Section 1(c) of the Act, in turn directs the Commission to interpret the Act "to meet the problems and eliminate the evils" as therein enumerated.

         The indemnities here at issue are not "upstream loan[s]" as conceived by the legislative history, and therefore are not the type of transaction that
Section 12(a) was designed to prevent. The present Application is not a case of the holding company obtaining any type of financing from a public utility operating company or sub-holding company. It simply involves the reimbursement of Southern by Mobile Energy of certain identified forms of liability caused by Mobile Energy, and reciprocal obligations by Southern in the event its actions trigger liability for Debtors. Provisions such as those here at issue (e.g., based on environmental claims) are commonplace in arms' length commercial transactions. Indeed, as noted above (Item No. I, Part A. 2.b.i.), the Commission in 1994 reviewed underlying environmental indemnities between Scott and Holdings; some of the contractual obligations here at issue would not exist but for the underlying environment indemnities discussed in the Commission's 1994 order. Further, as explained supra, the tax de-consolidation agreement works both ways, making Mobile Energy one of its beneficiaries, and does not involve a unilateral conveyance to Southern of the credit stature of an entity filing for bankruptcy court protection. Moreover, the Development Agreement under which indemnities arise here has been reviewed and approved by the Bankruptcy Court following hearings; the Bankruptcy Court by statute has the obligation to determine whether the arrangement is fair and reasonable to creditors while affording the Debtors a reasonable chance to go forward.

         The Commission considers the substance of a transaction over its form.10 Southern is not receiving an "extension of credit" or borrowing money

____________________________

10 See Mississippi Valley Generating Company, supra, HCAR No. 12794, 1955 SEC LEXIS 450. In the Southern Company, HCAR No. 27134 (February 9,
         2000) the Commission recently applied this principle in order to approve a financing subsidiary structured to permit Southern to engage in trust preferred and debt financing. In administering the accounting provisions of the Act, the Commission adheres to the precept that the substance of a transaction, and not its form, should control. See Accounting Treatment of Leases, HCAR No. 17772 (November 17, 1979). Similarly, despite the apparently absolute requirement under Section 9(a)(2) of the Act concerning approval of the acquisition of securities of public utilities, when the substance of the transaction has involved an acquisition of public-utility assets otherwise authorized under the Act, the Commission has looked to the substance instead of adhering to the form. See New England Electric System, HCAR No. 18254, text at n. 11 (January 11, 1974) ("the acquisition of stock is simply a method of transferring title to the assets").

raised on the credit of the Debtors. The statute on its face is focused on "loans," "borrowing," an "extension of credit" and the like. Southern will merely receive payment of liability it incurs to a third party from claims caused by Mobile Energy or Holdings and the latter subsidiaries obtain comparable rights from Southern. Moreover, the reciprocal agreements here at issue hasten the day when Debtors will become disaffiliated from Southern, help untangle the network of obligations and exposure Southern experiences under the present arrangements, and thus hasten the day when even the theoretical concern of abusive loans to the holding company will no longer be a concern.

4. Extinguishment and Voiding of Southern's Equity Interest in Holdings -Sections 12(d) and 2(23))

         The Plan specifies that Southern's equity interests in Holdings will be extinguished (see Item 1, Part A. 4. e). Section 12(d) of the Act makes it unlawful for any registered holding company to "sell" any security which it owns in any public utility company, in contravention of Commission rules, regulations or orders. Authorization would be necessary under the presumption that one will "sell" a security for jurisdictional purposes by extinguishing its existence.

5.       Take such other action as is necessary to consummate the Plan-Rule 64

         Rule 64 provides that any application for approval of a plan of reorganization under Section 11 of the Act shall be deemed to include all applications and declarations under the Act otherwise required as to any action necessary to consummate such plan. 17 C.F.R. ss. 250.64 (2000). As is evident from the foregoing, the Plan here at issue involves multiple aspects. The discussion of Sections 11, et al. of the Act, supra, describes important aspects of the Plan.

6.       Issuance of a Commission Report Under Section 11(g) of the Act.

         Section 11(g) of the Act provides the circumstances under which a plan of reorganization is to be accompanied by a report on the plan made by the Commission. As noted supra in the discussion of Section 11 of the Act, the Applicants will be soliciting support of interested parties for the plan of reorganization of the Debtors. Applicants respectfully request that any report issued by the Commission concerning the Plan determine that the Plan does not contravene portions of the Act or regulations issued thereunder, and is fair to investors, as summarized in the following section.

C.       Macro Analysis

         The Plan and related transactions are reasonable - indeed the best option available - under the difficult circumstances surrounding the interested parties. In summary, the Plan provides benefits to diverse, in some circumstances adverse, economic interests with a stake in Debtors' future viability. For example, the Plan is fair to investors in Southern and to Southern itself, will simplify Southern's holding company structure, free Southern's management from significant commitments of time to the Debtors' affairs, and eliminate or minimize the burden upon Southern of a number of significant contingent liabilities. Debtors will be permitted to go forward with a business plan that presents the opportunity for continued operations, with a significantly reduced debt burden and without regulatory obligations occasioned by Southern's ownership of equity interests in Holdings. Bondholders, also sponsoring the Plan, can experience significantly better potential recovery under the Plan than without the transactions contemplated therein, and will obtain the entire equity ownership of Holdings, thus enhancing their ability to affect management of Holdings and Mobile Energy. Customers at the facility will have a supplier of electric and steam processing services with a lower level of indebtedness to service.

         Southern as an investor in Holdings has devoted significant resources and time to the enterprise during the course of its investment, which level of commitment can be radically reduced upon successful implementation of the Plan. The Plan also allows Southern to obtain indemnification from Mobile Energy secured by a first priority lien on Mobile Energy's assets for over $20 million of contingent obligations related to guarantees Southern has previously provided of Mobile Energy's obligations. Particularly, Southern at present is obligated to guarantee Mobile Energy's separate bi-lateral agreements with mill owners entered into during 1994 whereby Mobile Energy will indemnify the mill owners for environmental damage under certain circumstances. See Item 1, Part A. 2. b.
i. (second paragraph, last two sentences). At present, that contingent exposure can approximate $18 million, reflecting adjustments to update the figure for the effects of inflation. Additionally, under a separate agreement with Mobile Energy and the owners of these mills, Southern guarantees Mobile Energy's obligation to provide $2 million to a maintenance fund in the event Mobile Energy's failure to perform results in the exercise by the mill owners of certain rights they hold to step in and operate the Energy Complex. Under the Development Agreement, Southern is indemnified by Mobile Energy against costs it incurs under these contingent obligations with such indemnity secured by a first priority lien on Mobile Energy's assets.

         The same conclusion applies if the Plan is analyzed from the perspective of Southern's investors. Southern's contingent risk exposure is reduced under the Plan, as described above. Southern previously has written off the cost (i.e., $75 million) of its Holdings common equity. No further write-off by Southern for its Holdings equity interests is necessary. Consequently, implementation of the Plan produces no additional change in Southern Company's balance sheets. Moreover, the Plan and the Development Agreement allow SEI to be indemnified against liability under a contract between SEI and GE involving the fabrication of the new combustion turbine and a long term service agreement between SEI and GEII related to that turbine, which agreements will be assigned to Mobile Energy if it exercises its option under the Development Agreement to purchase that turbine. SEI will remain liable under the contracts with GE and GEII for the non-performance by Mobile Energy of the assigned contract obligations (see p. 3, supra). Potential obligations for SEI under the GEII contract could amount to $8 million.

         Bondholders have good reason to support the Plan as well. Prior to the closing of the pulp mill, the Debtors generated sufficient cash to make the annual payments totaling approximately $36 million that were required to service the pre-petition bondholder debt (which had an outstanding balance of approximately $300 million as of the petition date). However, now that the pulp mill has ceased operations, the Debtors estimate that they would have only approximately $1 million available annually to service bondholder debt for continued operations outside of bankruptcy under the present configuration. Moreover, as noted above, the inexpensive source of fuel for Mobile Energy in the form of biomass and black liquor also was lost when the pulp mill shut down, increasing Mobile Energy's variable operating costs on a unit basis, and commensurately reducing the portion of the cash stream that would remain available to service debt costs. Under the Plan, instead of having an estimated $1 million a year available for debt service on behalf of the bondholders, Mobile Energy is projected to have cash flow in excess of $15 million per year available for either debt service or distributions to equity beginning in the year 2003. In other words, the Plan presents the bondholders with the potential for significantly enhanced recoveries compared to a future without the Plan.

         Finally, Debtors' fixed debt obligations and the cost of servicing that debt will be reduced; entities whose prior ownership of Holdings consisted solely of fixed rate debt now will accept equity interests in Holdings, reducing inflexible financial payment obligations to them by Holdings. Debtors' business also will benefit from reduced regulatory burdens associated with the Plan (e.g., the cessation of Southern's ownership interest; qualifying facility status).

         Consequently, the Plan and related transactions represent the best opportunity, given the facts, for the participants to go forward and obtain value, or minimize exposure, in admittedly challenging circumstances. The broad support for the Plan, and the creativity in crafting the Proposed Transaction to satisfy various interests, is compelling evidence that it merits support and a chance to succeed - - which is dependent upon expeditious review.

Item 4.           Regulatory Approval

         a. Authorization for a change in the indirect ownership of Mobile Energy (via the receipt by the Bondholders of equity ownership interests in Holdings) will be sought from the Federal Energy Regulatory Commission under Federal Power Act Section 203.

         b. See (a). Approval of the Bankruptcy Court is being sought for the Plan; further, obtaining a determination that existing electric generation facilities constitute qualifying facilities for purposes of PURPA, as well as determinations concerning the Cogen Project, may involve regulatory determinations from or filings with FERC.

Item 5.           Procedure

(a) It is respectfully requested that the Commission issue its notice with respect to the transactions proposed herein no later than October 19, 2000 and its order as soon as practicable thereafter.

         Debtors hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) specify that the Division of Investment Management may assist in the preparation of the Commission's order and the date on which it is to become effective.

         The Debtors hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's orders be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit
H. To the extent required, the Debtors respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 above or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than December 6, 2000. Additionally, the Debtors (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately. Item 6. Exhibits and Financial Statements

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

         Asterisked (*) items are to be filed by subsequent amendment.

a.       EXHIBITS

         A-1      Disclosure Statement

         A-2      First Amended Joint Plan of Reorganization Dated September 15,
                  2000

         B-1 Settlement Agreement By and Between Kimberly Clark Tissue Company and Mobile Services Energy Holdings, Inc. and Mobile Energy Services Company, L.L.C. dated February 8, 2000

         B-2 New Tissue Mill Energy Services Agreement Dated as of February 8, 2000 Between Mobile Energy Services Company, L.L.C. and Kimberly-Clark Tissue Company

         B-3 Option Agreement By and Between Kimberly-Clark Tissue Company and Mobile Energy Services Company, L.L.C.

         B-4      Electrical Delivery System Term Sheet

         B-5      Pulp Mill Acquisition Term Sheet; Jubilee Pulp, Inc.

         B-6      Amendment No. 1 to MESC Cogeneration Development Agreement

         B-7      MESC Cogeneration Development Agreement

         E-1      Site Map (Paper Copy)

         E-2      Map of Energy Complex (Paper Copy)

         F        Opinions of Counsel*

         H        Form of Notice Suitable for Publication in the Federal
                  Register

         I.       Summary of Pertinent Indemnities

         J.       Historical Financial Data and Cash Flow Scenario

         K.       Organizational Chart

b.       FINANCIAL STATEMENTS

         (1)

         a. Balance Sheets of Mobile Energy Services Company, L.L.C. and Mobile Energy Services Holdings Inc

         b. Income Statements of Mobile Energy Services Company, L.L.C. and Mobile Energy Services Holdings Inc

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

         (2) Southern Company

         Consolidated balance sheet of The Southern Company and its subsidiaries at June 30, 2000. (Designated in the Southern Form 10-Q for the quarter ended June 30, 2000, File No. 1-3536.) Consolidated statements of income and cash flows for The Southern Company and its subsidiaries for the twelve months ended June 30, 2000. (Designated in The Southern Company's Form 10-Q for the quarter ended June 30, 2000, File No. 1-3536.) Since June 30, 2000, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the Subsidiaries or of The Southern Company and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.

Item 7.           Information as to Environmental Effects

a. The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

b. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



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


                                   Signatures

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned who are duly authorized.

         MOBILE ENERGY SERVICES COMPANY, L.L.C.

         900 Ashwood Parkway
         Suite 500
         Atlanta, GA 30338

         By:      /s/ D. Gallaspy
                  --------------------------------
         Its:     President

         MOBILE ENERGY SERVICES HOLDINGS, INC.

         900 Ashwood Parkway
         Suite 500
         Atlanta, GA 30338



         By:      /s/ D. Gallaspy
                  -----------------------------------
         Its:     President



         THE SOUTHERN COMPANY

         270 Peachtree Street
         Atlanta, GA 30303



         By:      /s/ T.Chisholm
                  -----------------------------------
         Its:     Secretary


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